FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2003

Micrologix Biotech Inc.

(Translation of registrant’s name into English)

BC Research Complex, 3650 Wesbrook Mall,

Vancouver, B.C., Canada V6S 2L2

(604) 221-9666

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

 EXHIBITS

Exhibit 1

Press Release dated September 22, 2003

|NEWS RELEASE|
Micrologix Biotech Inc. | BC Research Complex | 3650 Wesbrook Mall | Vancouver BC Canada V6S 2L2

FOR IMMEDIATE RELEASE

Micrologix and Fujisawa to Further Assess

MBI 226 Regulatory and Market Options

Vancouver, BC, CANADA and Deerfield, IL, USA – September 22, 2003 – Micrologix Biotech Inc. (“Micrologix”; TSX: MBI; OTC: MGIXF) and Fujisawa Healthcare, Inc. (“Fujisawa”) have agreed to extend the review period on their collaboration & license agreement to January 22, 2004 to further evaluate the available options based on analysis of the MBI 226 Phase III results.

Pursuant to the Collaboration and License Agreement dated July 8, 2002, Fujisawa has a right of termination that provides for a 60-day period for termination of the Agreement following receipt of the executive summary of the MBI 226 Phase III study results.  Prior to this extension, Fujisawa had until September 22, 2003 to make their decision. Fujisawa and Micrologix have agreed to extend this period in order to develop and assess potential regulatory strategies and market options going forward. During the review period, Micrologix will assume responsibility for the regulatory evaluation process.

”Our partnership with Fujisawa has been excellent”, stated Jim DeMesa, M.D., President & CEO of Micrologix.  “Both companies have worked diligently to identify all options to continue collaborating on this program and, while the challenge is significant, the extension allows us to pursue these options and more fully evaluate them, with little impact on us financially.”

Data from the Phase III Study

MBI 226 did not demonstrate statistical superiority to povidone iodine in preventing catheter-related bloodstream infections (the primary endpoint of the study). Statistical superiority was demonstrated in preventing catheter colonization (p=0.002) and tunnel infections (local catheter site infections), both secondary endpoints of the study. The local infection rate in the study was 3.5% in the MBI 226 group as compared with 6.9% in the povidone iodine group (p=0.004).

About the Phase III Trial

The primary objective of the Phase III trial was to demonstrate that MBI 226, administered at central venous catheter insertion sites, is superior to povidone iodine in preventing central venous catheter-related bloodstream infections. In the Phase III trial, MBI 226 was compared with povidone iodine, in a randomized, multi-center study. Of 1452 patients enrolled, 1409 were treated, and 1407 were evaluated for safety.

Background on CVC-Related Bloodstream Infections

Central venous catheters (“CVC”s) are devices used by physicians to deliver therapeutic and nutritional agents, sample blood and monitor a patient's status. They are commonly inserted through the chest wall, groin, or neck, into a major vein, for example, the jugular vein. Each year in the US, more than five million CVCs are sold, and it is estimated by the US Center for Disease Control that catheter-related bloodstream infections develop in approximately 250,000 patients, resulting in approximately 50,000 deaths. On average, a patient with a CVC-related bloodstream infection spends an additional 6.5 days in intensive care at a cost of US$25,000. As such, these infections increase the annual cost to the US health care system by more than US$5 billion annually.

The vast majority of central venous catheter-related bloodstream infections occur when bacteria and/or fungi that colonize the patient's skin around the catheter insertion site migrate down the catheter tract to colonize the implanted portion of the device. These microorganisms then break away from the colonized catheter, seeding into the blood and causing subsequent bloodstream infections, also known as "blood poisoning". In many cases, the organisms that cause these infections have developed resistance to conventional antibiotics.

Micrologix Biotech Inc.

September 22, 2003

About Fujisawa Healthcare, Inc.

Fujisawa Healthcare, Inc., headquartered in Deerfield, IL, US, develops, manufactures, and markets proprietary pharmaceutical products in the United States and abroad. Fujisawa Healthcare, Inc. is a subsidiary of Fujisawa Pharmaceutical Co., Ltd., based in Osaka, Japan. Fujisawa Pharmaceutical Co., Ltd., founded in 1894, is a leading pharmaceutical company with over 8,100 employees at international operations in North America, Europe, and Asia. Fujisawa markets a broad range of products in North America in the following therapeutic areas: anti-infectives, dermatology, transplantation and cardiovascular.

About Micrologix

Micrologix Biotech Inc. is engaged in the research, development, and commercialization of drugs that advance therapy, improve health, and enrich lives. The Company’s focus is toward anti-infective drug development with three product candidates in human clinical development, multiple product opportunities in preclinical development, and several early-stage technologies in various stages of research and evaluation.

“Jim Demesa”

James DeMesa, MD President & CEO

Contacts:

Jonathan Burke Investor & Media Relations Micrologix Biotech Inc. Telephone: 604-221-9666 Ext 241 Toll Free: 1-800-665-1968 Email: jburke@mbiotech.com	Shayne Payne/ Dian Griesel, Ph.D The Investor Relations Group Telephone: 212-825-3210 Email: theproteam@aol.com	Maribeth Landwehr Corporate Communications Fujisawa Healthcare, Inc. Telephone: 847-317-8988 Email: maribeth_landwehr@fujisawa.com

Certain statements in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Forward-looking statements in this release include, but are not limited to developing regulatory strategies and market options with little financial impact on the Company. These statements are only predictions and actual events or results may differ materially. Factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements include, but are not limited to: early stage of development; technology and product development; dependence on and management of current and future corporate collaborations; future capital needs; uncertainty of additional funding; no assurance of market acceptance; dependence on proprietary technology and uncertainty of patent protection; intense competition; manufacturing and market uncertainties; and government regulation. These and other factors are described in detail in the Company’s Annual Information Form and Annual Report on Form 20-F, forthcoming news releases and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and Micrologix is not obligated to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Micrologix Biotech Inc.

(Registrant)

By:/s/ James DeMesa

(Signature)

James DeMesa, President & CEO

Date: September 22, 2003